

Mail Stop 3561

December 21, 2016

David Gary Neeleman
Chief Executive Officer
Azul S.A.
Edifício Jatobá, 8th floor, Castelo Branco Office Park
Avenida Marcos Penteado de Ulhôa Rodrigues, 939
Tamboré, Barueri, São Paulo, SP 06460-040, Brazil.

> **Re: Azul S.A.**
> **Amendment No. 2 to Draft Registration Statement on Form F-1**
> **Submitted December 15, 2016**
> **CIK No. 0001432364**

Dear Mr. Neeleman:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Summary Financial and Operating Data, page 11

1. We note your response to prior comment 3. We believe the exclusion of expenses related to aircraft and other rent expenses in your non-GAAP presentation of EBITDAR is inconsistent with Question 100.01 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016. Please revise accordingly.

David Gary Neeleman
Azul S.A.
December 21, 2016
Page 2

Net Cash Provided by Financing Activities, page 99

2. We note your disclosure on page 102 that you have obtained waivers for non-compliance with financial covenants until December 2016. Please disclose whether you have obtained new waivers effective after December 2016.

Enforceability of Civil Liabilities, page 236

3. We note your response to our prior comment 6 and reissue in part. Please also explain how these arbitration provisions may affect US holders who hold ADSs that are listed on the New York Stock Exchange.

Interim consolidated statement of operations, page F-7

4. We note your response to prior comment 7. Please tell us the accounting entries recorded in relation to the seven sublease agreements where you will receive lease payments from TAP for an amount lower than the original agreement. It appears based on your response that the contractual rent expense for the subleased aircraft is included in "aircraft and other rent" and the associated sublease receipts are recorded in operating revenue, therefore, it is unclear as to why an additional amount is recorded in "result from related party transactions, net."

You may contact Theresa Brillant at (202) 551-3307 or Lyn Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya K. Aldave at (202) 551-3601 or me at (202) 551-3210 with any other questions.

Sincerely,

/s/ Susan Block

Susan Block
Attorney-Advisor
Office of Transportation and Leisure

cc: Stuart K. Fleischmann
        Shearman & Sterling LLP